Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Announces First Patient Dosed in Phase 1b Clinical Study Evaluating its Lead Compound in Patients with Breast Cancer

For the first time, maveropepimut-S is being evaluated in a neoadjuvant combination and in patients with breast cancer

Primary results of the study are expected in 2023

Dartmouth, Nova Scotia, and Cambridge, Mass., November 30, 2021 -- IMV Inc. (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform to treat solid and blood cancers while preserving patients’ quality of life, today announced that the first patient with hormone receptor positive/HER2-negative (HR+/HER2-) breast cancer has been dosed with its lead compound, maveropepimut-S (MVP-S, formerly known as DPX-Survivac). In this trial, MVP-S is being administered in combination with an aromatase inhibitor, with or without radiotherapy or cyclophosphamide prior to surgery.

“We are excited to see maveropepimut-S evaluated in this new clinical study and in an indication where survivin is known to play a critical role in resistance to treatment,” said Jeremy Graff Ph.D., Chief Scientific Officer at IMV. “This is a new opportunity not only to explore the clinical benefit of MVP-S in breast cancer patients but also to deepen and enrich our understanding of the MVP-S therapeutic mechanism of action”.

Kristina H. Young, M.D., Ph.D., Principal investigator of the study, and Assistant Member, Tumor Microenvironment Lab in the Earle A. Chiles Research Institute, a division of the Providence Cancer Institute commented, “Upregulation of survivin expression in HR+/HER- breast cancer is known to be associated with resistance to aromatase inhibitors. The combination of MVP-S may help overcome this mechanism of resistance and provide benefit to these women while limiting adverse events.” She added that “Women with HR+/HER2- breast cancer are in need of treatments that are effective and allow a good quality of life.”

About the Study

This investigator-initiated clinical study is a Phase 1b, non-randomized, open-label study to evaluate the combination of maveropepimut-S (MVP-S, formerly named DPX-Survivac) and an aromatase inhibitor with/without radiotherapy or cyclophosphamide (CPA) prior to surgery. Across the three arms of this study, MVP-S will be evaluated in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer.

The primary objective is to evaluate the safety in this neoadjuvant trial of the combination of maveropepimut-S with an aromatase inhibitor and with/without radiation, or CPA in each arm. The generation of survivin-specific T cells in PBMCs and in tumor tissue both pre and on treatment will be evaluated as secondary objectives. Extensive translational studies will be conducted to explore further the MVP-S mechanism of action in the tumor, the tumor environment and in peripheral circulation. The study is being conducted at the Providence Cancer Institute in Portland, Oregon, and is expected to be completed in 2026 with primary results in 2023. For more information, refer to ClinicalTrials.gov Identifier: NCT04895761.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX™ technology. Through a differentiated mechanism of action, the DPX platform delivers instructions to the immune system and generates a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S) delivers antigenic peptides of survivin, a well-recognized cancer antigen. Treatments with MVP-S have demonstrated the activation of a targeted and sustained anti-tumor immune response, correlated with clinical benefit and have been well tolerated across all clinical trials. MVP-S is currently being evaluated in clinical trials for blood and solid cancers, including in Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer will open early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

About Providence Cancer Institute

Providence Cancer Institute, a part of Providence St. Joseph Health, offers the latest in cancer services, including diagnostic, treatment, prevention, education, support and internationally renowned research. Providence Cancer Institute is home to the Earle A. Chiles Research Institute, a world-class research facility located within the Robert W. Franz Cancer Center in Portland, Oregon, and is a recognized leader in the field of cancer immunotherapy since 1993. Investigators lead more than 400 active clinical trials in key areas such as cancers of the breast, colon, prostate, lung, esophagus, liver and pancreas, head and neck, ovary, skin and blood. Other studies are investigating treatments for COVID-19. Learn more at providenceoregon.org/cancer.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-

looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com